

March 24, 2023

Gregory Vickowski
Chief Financial Officer
Procaccianti Hotel REIT, Inc.
1140 Reservoir Avenue
Cranston, RI 02920-6320

      Re: Procaccianti Hotel REIT, Inc.
          Form 10-K for fiscal year ended December 31, 2021
          Filed March 25, 2022
          File No. 000-56272

Dear Gregory Vickowski:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Real Estate & Construction

cc: Ron Hadar